March 1, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Parker J. Nolan Mcwilliams Melissa Raminpour Melissa Gilmore

Re:	Lyft, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 25, 2019 CIK No. 0001759509

Ladies and Gentlemen:

On behalf of our client, Lyft, Inc. (“Lyft” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 1, 2019, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on February 25, 2019 (“Amendment No. 2”). We are submitting via EDGAR this letter and have publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on February 25, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2), all page references herein correspond to the page of the Registration Statement.

Securities and Exchange Commission

March 1, 2019

Draft Registration Statement on Form S-1

The dual class structure of our Class A common stock has the effect, page 55

1.	Please disclose the percentage of outstanding shares that Class B holders must keep to continue to control the outcome of matters submitted to stockholders.

The Company respectfully advises the Staff that it expects that Logan Green and John Zimmer, individually or together, will not hold more than 50% of the total voting power of its outstanding common stock after the offering. The Company further advises the Staff that it has added disclosure on page 55 of the Registration Statement to address the Staff’s comment.

2.

Given that your Co-Founders will hold all issued and outstanding Class B common stock and this class has 20 votes per share, please clarify whether you will be a “controlled company” under Nasdaq listing rules after the offering. If so, add a risk factor discussing the scope of the controlled company exemption from corporate governance standards.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it does not expect to be a “Controlled Company” within the meaning of Rule 5615(c)(1) of the Nasdaq Marketplace Rules after the offering, as the Company expects that no individual, group or other company will hold more than 50% of the voting power for the election of directors. The Company further advises the Staff that its amended and restated certificate of incorporation, which the Company expects will become effective immediately prior to the completion of the offering, prohibits the Company from relying upon the corporate governance exemptions afforded to a “Controlled Company” by Rule 5615(c)(2) of the Nasdaq Marketplace Rules.

Risks Related to Ownership of Our Class A Common Stock

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution, page 58

3.	Please disclose that future issuances of Class B common stock may be dilutive to Class A stockholders.

The Company respectfully advises the Staff that it has added disclosure on pages 58 and 73 of the Registration Statement to address the Staff’s comment.

Management

Board Diversity, page 152

4.

Refer to your response to comment 21 in our letter dated February 1, 2019. Please clarify whether your nominating and corporate governance committee has a policy with regard to consideration of diversity in identifying director nominees. If so, describe how this policy is implemented and how the committee assesses its effectiveness. Refer to Item 407(c)(2)(vi) of Regulation S-K and, for guidance, Regulation S-K Compliance and Disclosure Interpretation 116.11.

Securities and Exchange Commission

March 1, 2019

The Company respectfully advises the Staff that it has added disclosure on page 164 of the Registration Statement to address the Staff’s comment.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Exclusive Forum, page 188

5.

Refer to your response to comment 2 and your disclosure that nothing in your amended and restated bylaws precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court. Your disclosure does not appear to be consistent with the carve-out language in Article XI. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your bylaws to state that the provision does not apply to claims under the Securities Act.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it will revise its amended and restated bylaws to address the Staff’s comment.

*****

Securities and Exchange Commission

March 1, 2019

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Logan Green, Lyft, Inc.
John Zimmer, Lyft, Inc.
Brian K. Roberts, Lyft, Inc.
Kristin Sverchek, Lyft, Inc.
David Le, Lyft, Inc.
Kevin C. Chen, Lyft, Inc.
Christopher M. Reilly, Lyft, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP
An-Yen E. Hu, Goodwin Procter LLP